UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes SQM’s earnings release for the six months ended June 30, 2008.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_________

This document contains a free translation of information that was filed by Sociedad Química y Minera de Chile S.A. (SQM) before the Chilean Superintendency of Securities of Insurance (SVS) on September 30, 2008, in relation to the adoption of International Financial Reporting Standards (IFRS) by Chilean companies.

Beginning on January 1, 2009, certain Chilean companies must adopt IFRS for their presentation of financial information. SQM will present its first quarter 2009 financial statements under IFRS, including comparative figures for the same period of 2008. During the transition period, companies will have an extended deadline to report their financial results.

As a part of this process, the SVS has required certain companies to present a preliminary estimate of the effects of IFRS adoption on their financial statements. In addition, these companies must provide information about their functional currency and the primary accounting policies they will apply under IFRS. A free translation of the effects of IFRS adoption on SQM’s financial statements is provided below.Santiago, September 30, 2008

Santiago, September 30, 2008

Mr. Superintendent of Securities and Insurance

Dear Mr. Superintendent:

In accordance with Circular Letters No. 457, dated June 20, 3008, and No. 471, dated September 15, 2008, please find enclosed information from Sociedad Química y Minera de Chile S.A. and its subsidiaries regarding the functional currency, primary accounting policies to apply under IFRS, and the preliminary estimate of the effects that the adoption of IFRS will have on the Company’s financial statements.

The Company is currently in the process of analyzing the effects of IFRS adoption, in order to comply with the requirements of the Chilean Superintendency of Securities and Insurance beginning on January 1, 2009. This process includes the development and modification of computer systems, account plans, technical training, evaluation of fair value, and calculation of actuarial values, among others.

Please note that to date, the effects that the application of fair value may have on certain portions of property, plant and equipment and the effects of the application of the actuarial value of staff severance indemnities in accordance with IFRS 1 are currently being evaluated. Therefore, we reiterate that the information reported to date is preliminary and is currently being analyzed by our external auditors.

We remain at your disposal to clarify any additional matters that you may deem relevant in relation to the above.

Very truly yours,

Patricio Contesse G.
Chief Executive Officer

Preliminary Unaudited Balance Sheet Reconciliation for SQM S.A. and Subsidiaries as of January 1, 2008

ASSETS	Balances under Chilean GAAP ThUS$	Balances under Chilean GAAP Expressed in Functional Currency ThUS$	Effect of Conversion to IFRS ThUS$	Balances under IFRS January 1, 2008 ThUS$
TOTAL CURRENT ASSETS	903,954	903,954		903,954
Cash and cash equivalents	164,212	164,212		164,212
Trade accounts receivable	164,470	164,470		164,470
Notes receivable (net)	59,974	59,974		59,974
Miscellaneous receivables	6,249	6,249		6,249
Notes and accounts receivable from related companies	61,042	61,042		61,042
Inventories (net)	387,768	387,768		387,768
Recoverable taxes	31,322	31,322		31,322
Prepaid expenses	4,197	4,197		4,197
Other current assets	24,720	24,720		24,720

TOTAL PROPERTY, PLANT AND EQUIPMENT	983,449	983,449		983,449
Land	112,813	112,813	(*)	112,813
Buildings and infrastructure	841,827	841,827	(*)	841,827
Machinery and equipment	731,153	731,153	(*)	731,153
Other property, plant and equipment	50,029	50,029	(*)	50,029
Negative goodwill from technical appraisal of property, plant and equipment	61,379	61,379	(*)	61,379
Depreciation (less)	(813,752)	(813,752)		(813,752)

TOTAL OTHER ASSETS	98,916	98,916	5,995	104,911
Investments in related companies	23,935	23,935		23,935
Goodwill from investments	34,236	34,236	4,704	38,940
Negative goodwill from investments (less)	(1,291)	(1,291)	1,291	-
Long-term receivables	604	604		604
Long-term notes and accounts receivable from related companies	2,000	2,000		2,000
Intangible assets (net of amortization)	3,814	3,814		3,814
Other assets	35,618	35,618		35,618
TOTAL ASSETS	1,986,319	1,986,319	5,995	1,992,314

APPENDIX, continued

LIABILITIES AND SHAREHOLDERS’ EQUITY	Balances under Chilean GAAP ThUS$	Balances under Chilean GAAP Expressed in Functional Currency ThUS$	Effect of Conversion to IFRS ThUS$	Balances under IFRS January 1, 2008 ThUS$
TOTAL CURRENT LIABILITIES	192,422	192,422	54,006	246,428
Obligations with banks and financial institutions	2,607	2,607		2,607
Obligations with the public	8,868	8,868		8,868
Dividends payable	531	531	54,006	54,537
Accounts payable	99,030	99,030		99,030
Miscellaneous payables	1,820	1,820		1,820
Notes and accounts payable to related companies	6,880	6,880		6,880
Provisions and withholdings	45,245	45,245		45,245
Income taxes	9,514	9,514		9,514
Prepaid income	10,858	10,858		10,858
Deferred taxes	6,214	6,214		6,214
Other current liabilities	855	855		855

TOTAL LONG-TERM LIABILITIES	565,462	565,462	15,633	581,095
Long-term obligations with banks and financial institutions	180,000	180,000		180,000
Long-term obligations with the public	306,651	306,651		306,651
Long-term miscellaneous receivables	731	731		731
Long-term provisions	22,671	22,671	(*)	22,671
Long-term deferred taxes	55,409	55,409	15,633	71,042

MINORITY INTEREST	45,999	45,999	-	45,999

TOTAL SHAREHOLDERS’ EQUITY	1,182,436	1,182,436	(63,644)	1,118,792
Paid-in capital	477,386	477,386		477,386
Capital revaluation reserve	-	-		-
Premium on sale of Company stock	-	-		-
Other reserves	163,442	163,442	-	163,442
Retained earnings (sum of items 5.24.51.00 to 5.24.56.00)	541,608	541,608	(63,644)	477,964
Future dividend reserve	-	-		-
Retained earnings	541,608	541,608	(63,644)	477,964
Accumulated losses (less)
Net income (loss)
Interim dividends (less)	-	-		-
Accumulated deficit from development period	-	-		-
TOTAL LIABILITIES	1,986,319	1,986,319	5,995	1,992,314

(*) To date, the effects that the application of fair value may have on certain portions of property, plant and equipment and the effects of the application of the actuarial value of staff severance indemnities in accordance with IFRS 1 are currently being evaluated.

Reconciliation between shareholders’ equity under Chilean GAAP and preliminary estimate of shareholders’ equity under IFRS.

	ThUS$

Shareholders’ equity as of January 1, 2008	1,182,436

Reversal of amortization of goodwill from acquisitions after March 2004 (a)	4,704

Negative goodwill from investments (b)	1,291

Reversal of complementary accounts for deferred taxes (c)	(15,633)

Recognition of obligation to distribute minimum 30% dividend (d)	(54,006)

Fair value of property, plant and equipment (e)	(*	)

Recognition of actuarial value of provision for staff severance indemnities (f)	(*	)

Adjusted shareholders’ equity as of January 1, 2008	1,118,792

(*) To date, the effects that the application of fair value may have on certain portions of property, plant and equipment and the effects of the application of the actuarial value of staff severance indemnities in accordance with IFRS 1 are currently being evaluated.

Summary explanation of IFRS conversión adjustments

(a)	Reversal of goodwill amortization

In accordance with IFRS 1 for the first financial statements, goodwill from investments acquired on March 31, 2004 or thereafter under the business combination methodology is not amortized.

Accordingly, we have reversed the effects of amortization of the goodwill generated by the purchases of PCS Yumbes, Iodine Minera and SQM Dubai.

(b)	Reversal of negative goodwill

In accordance with IFRS 3, any negative goodwill generated as a result of the acquisition of another company under the business combination methodology must be reversed. The negative goodwill was generated by the purchase of Minera Nueva Victoria.

(c)	Reversal of complementary accounts

The reversal of complementary accounts corresponds to the balance of complementary accounts recognized in 2000, as a result of the recognition of deferred taxes in Chile. This treatment is not allowed under IFRS, which is why the balance of these complementary accounts is adjusted.

(d)	Minimum dividend

As required by the Corporations Law, corporations in Chile must distribute a cash dividend equal to or greater than 30% of net income, unless shareholders have unanimously voted otherwise or the corporation has unabsorbed losses from previous years.

Given that the payment of the dividend of 30% of each year’s net income is a legal requirement in Chile, a provision to recognize the related decrease in net equity has been constituted.

(e)	Fair value of property, plant and equipment

Sociedad Química y Minera de Chile S.A. is currently in the process of determining the fair values of certain groups of assets, in accordance with IFRS 1. Therefore, we cannot determine the preliminary impact of these adjustments.

(f)	Actuarial value of provision for staff severance indemnities

In accordance with IFRS, indemnities agreed with the employees of the Company must be recognized using an actuarial calculation, which considers: mortality rate assumptions, employee turnover rates, interest rates, retirement dates, effects of increases in employee salaries, and effects of variation in inflation rates.

The calculation model is being developed by an external actuary. As of the date of this report, we do not have the results necessary to quantify the impact.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos R.
Ricardo Ramos R.

Chief Financial Officer

Date: September 30, 2008